Execution Version

ALEAFIA INC.

and

CANABO MEDICAL INC.

and

2412550 ONTARIO INC.

BUSINESS COMBINATION AGREEMENT

January 31, 2018

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made as of January 31, 2018,

BETWEEN:

ALEAFIA INC.,
a corporation incorporated under the laws in the Province of Ontario
("**Aleafia**")

-and-

CANABO MEDICAL INC.,
a corporation incorporated under the laws of the Province of British Columbia
("**Canabo**")

-and-

2412550 ONTARIO INC.,
a corporation incorporated under the laws of the Province of Ontario
("**Subco**")

(each a "**Party**" and collectively, the "**Parties**")

WHEREAS Canabo is a reporting issuer listed on Tier 2 of the TSX Venture Exchange ("**TSXV**");

AND WHEREAS pursuant to a letter of intent between the Parties dated December 22, 2017, Aleafia and Canabo propose to combine the business and assets of Aleafia with those of Canabo and upon completion of such business combination, Canabo will be a vertically integrated business of operating medical clinics dedicated to evaluating the suitability of prescribing and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses and will wholly-own a medical marijuana producer operating on the basis of the LP License (as defined below), with the name "Aleafia Group Inc." or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Resulting Issuer (as defined below);

AND WHEREAS the Parties intend to carry out the proposed business combination by way of a statutory amalgamation under the provisions of the OBCA (as defined below) and related transaction steps;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"**755064**" means 755064 Ontario Inc., a company incorporated under the laws of the Province of Ontario, being the sole and wholly-owned subsidiary of Aleafia;

"**Agents**" means Mackie Research Capital Corporation, Canaccord Genuity Corp, Clarus Securities Inc. and PowerOne Capital Markets Limited;

"**Agency Agreement**" means an agency agreement to be entered into between the Agents, Aleafia and Canabo with respect to the Financing;

"**Affiliate**" has the meaning ascribed thereto in the OBCA;

"**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this business combination agreement, including the schedules attached hereto, as the same may be amended or supplemented from time to time;

"**Aleafia**" means Aleafia as it exists prior to the completion of the Business Combination;

"**Aleafia Convertible Securities**" means the Aleafia Options and the Aleafia Warrants;

"**Aleafia Director Appointments**" means, subject to the completion of the Amalgamation, the reconstitution of the board of directors of Canabo to consist of seven (7) directors, as more particularly set out in section 2.3;

"**Aleafia Financial Statements**" has the meaning ascribed thereto in section 3.1(l) hereof;

"**Aleafia Meeting**" means a special meeting of the shareholders of Aleafia to be held in order to seek shareholder approval for the Amalgamation;

"**Aleafia Options**" means the stock options to purchase Aleafia Shares granted to Aleafia's directors, officers, employees, contractors and other eligible persons, of which, as of the date of this Agreement, there are 5,000,000 Aleafia Options issued and outstanding;

"**Aleafia Shareholder**" means a registered holder of Aleafia Shares, from time to time, and "**Aleafia Shareholders**" means all such holders;

"**Aleafia Shares**" means the common shares in the capital of Aleafia;

"**Aleafia Warrants**" means the common share purchase warrants of Aleafia, including compensation options issued to the agents in connection with the Financing, of which, as of the date of this Agreement, there are nil Aleafia Warrants issued and outstanding;

"**Amalco**" means the amalgamated corporation resulting and continuing from the Amalgamation;

"**Amalco Shares**" means the common shares in the share capital of Amalco;

"**Amalgamation**" means the amalgamation of Aleafia and Subco by way of a "three-cornered amalgamation" with Canabo pursuant to Section 185 of the OBCA;

"**Amalgamation Agreement**" means the agreement among Aleafia, Canabo and Subco in respect of the Amalgamation, to be substantially in the form attached as Schedule "A" to this Agreement;

"**Articles of Amalgamation**" means the articles of amalgamation giving effect to the Amalgamation required under the OBCA to be filed with the Director;

"**BCBCA**" means the *Business Corporations Act* (British Columbia) as the same has been and may hereafter from time to time be amended;

"**Business Day**" means any day, excluding Saturday or Sunday, on which banking institutions are open for business in Toronto, Ontario;

"**Business Combination**" means the series of transactions, as detailed in this Agreement, through which the businesses of Aleafia and Canabo will be combined, including the Financing, the Amalgamation, the Aleafia Director Appointments, the Canabo Name Change, and the Continuance, in the order and as contemplated herein;

"**CMC**" means Canabo Medical Corp., a corporation incorporated under the laws of Canada;

"**Canabo**" means Canabo Medical Inc. as it exists prior to the completion of the Business Combination;

"**Canabo Financial Statements**" has the meaning ascribed thereto in section 3.2(n) hereof;

"**Canabo Meeting**" means the first annual and special meeting of the shareholders of Canabo (or the Resulting Issuer) to be held after the Effective Date in order to, among other things, seek shareholder approval for the Continuance, the Aleafia Director Appointments and the appointment of MNP LLP as auditors of the Resulting Issuer;

"**Canabo Name Change**" means, subject to the completion of the Amalgamation, a change in the name of Canabo to "Aleafia Group Inc." or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Resulting Issuer;

"**Canabo Options**" means the stock options Canabo, of which, as of the date of this Agreement, there are 1,690,000 Canabo Options issued and outstanding;

"**Canabo RSUs**" means restricted share units issuable by Canabo under its Restricted Share Unit Plan dated April 26, 2017 for 140,000 Canabo Shares;

"**Canabo Shareholder**" means a registered holder of Canabo Shares, from time to time;

"**Canabo Shares**" means the common shares in the capital of Canabo;

"**Canabo Subsidiaries**" means Subco and CMC;

"**Canabo Warrants**" means the common share purchase warrants of Canabo, of which, as of the date of this Agreement, there are 203,350 Canabo Warrants issued and outstanding;

"**CDS**" means the Canadian Depository for Securities;

"**Certificate of Amalgamation**" means the certificate in respect of the Amalgamation issued by the Director;

"**Continuance**" means the continuance of Canabo from the BCBCA and into the OBCA;

"**Completion Deadline**" means March 30, 2018 or such later date as may be mutually agreed between the Parties in writing;

"**Debt Instrument**" has the meaning ascribed thereto in section 3.1(aa) hereof;

"**Depositary**" means such Person as Canabo may appoint to act as depositary in relation to the Business Combination, with the approval of Aleafia, acting reasonably;

"**Director**" means the Director appointed under Section 278 of the OBCA;

"**Direct Registration System**" means the system allowing securities to be held in electronic form without having a physical security certificate issued as evidence of ownership;

"**Dissenting Aleafia Shares**" means the Aleafia Shares held by Dissenting Shareholders;

"**Dissenting Shareholder**" means a registered holder of Aleafia Shares who, in connection with the special resolution of the Aleafia Shareholders approving the Amalgamation, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its Aleafia Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA;

"**Documents**" means, collectively, this Agreement and the Amalgamation Agreement;

"**DRS Statement**" means a statement evidencing a shareholding position under the Direct Registration System.

"**Effective Date**" means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation, which date shall be in accordance with section 2.1(e) hereof;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as may be agreed by Aleafia and Canabo;

"**Exchange Ratio**" has the meaning given to such term in section 2.1(f)(ii) hereof;

"**fair value**" where used in relation to a Aleafia Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 185 of the OBCA or as agreed between Aleafia and the Dissenting Shareholder;

"**Financing**" means a brokered private placement by Aleafia of subscription receipts for minimum gross proceeds of $30 million pursuant to the terms of the Agency Agreement;

"**Governing Documents**" means, in respect of each Party, as applicable, its certificate, its notice of articles as amended, its articles of incorporation, as amended, and its by-laws, as amended;

"**Government Authority**" means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the TSXV;

"**IFRS**" means International Financial Reporting Standards applicable as at the relevant date;

"**in writing**" means written information including documents, files, software, records and books made available, delivered or produced to one Party by or on behalf of the other Party;

"**Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Government Authority, statutory body or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Government Authority (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

"**Letter of Transmittal**" means a letter of transmittal to be sent to holders of Aleafia Shares for use in connection with the Business Combination and in order to receive the Resulting Issuer Shares to which they are entitled after giving effect to the Amalgamation;

"**LP License**" means License No. 10-MM0007/2017 dated October 13, 2017, by means of which Health Canada granted 755064 the license to cultivate medical cannabis;

"**Material Adverse Change**" means any change in the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries, considered as a whole, which is materially adverse to the business of such Party and its Subsidiaries, considered as a whole, other than a change: (a) which arises out of or in connection with a matter that has been publicly disclosed or otherwise disclosed in writing by such Party to the other Party prior to the date of this Agreement; (b) resulting from conditions affecting the medical marijuana industry as a whole; or (c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

"**Material Adverse Effect**" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries, considered as a whole, provided, however, that a Material Adverse Effect shall not include an adverse effect resulting from a change: (a) which arises out of or in connection with a matter that has been publicly disclosed or otherwise disclosed in writing by such Party to the other Party prior to the date of this Agreement; (b) resulting from conditions affecting the medical marijuana industry as a whole; or (c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

"**material fact**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as the same has been and may hereafter from time to time be modified;

"**OBCA**" means the *Business Corporations Act* (Ontario) as the same has been and may hereafter from time to time be amended;

"**Party**" means each of Canabo, Aleafia and Subco individually, and collectively, the "**Parties**";

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Authority, syndicate or other entity, whether or not having legal status;

"**Personnel Obligations**" means any obligations or liabilities of a Party or any of its Subsidiaries to pay any amount to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Personnel Obligations shall include the obligations of such Party or any of its Subsidiaries to directors, officers, employees and consultants: (a) for payments on or in connection with any change in control of such Party pursuant to any change in control agreements, policies or arrangements, including the payments specified herein; and (b) for any special incentive bonus payments and commitments;

"**Property**" means 2540 Regional Road 19, Scugog, Ontario;

"**Regulatory Approval**" means any approval, consent, waiver, permit, order or exemption from any Government Authority having jurisdiction or authority over any Party or the Subsidiary of any Party which is required or advisable to be obtained in order to permit the Business Combination to be

effected and "**Regulatory Approvals**" means all such approvals, consents, waivers, permits, orders or exemptions;

"**Reporting Jurisdictions**" has the meaning ascribed thereto in section 3.2(f) hereof;

"**Resulting Issuer**" means Canabo upon completion of the Business Combination to be renamed "**Aleafia Group Inc.**" or such other similar name as may be accepted by the relevant regulatory authorities and approved by its board of directors; as described in this Agreement, the Resulting Issuer will be a vertically integrated business of operating medical clinics dedicated to evaluating the suitability of prescribing and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses and will wholly-own a medical marijuana producer operating on the basis of the LP License;

"**Resulting Issuer Convertible Securities**" means, collectively, the Resulting Issuer Options and the Resulting Issuer Warrants;

"**Resulting Issuer Options**" means stock options to purchase Resulting Issuer Shares to be issued to the holders of the Aleafia Options in replacement for their Aleafia Options in accordance with the Exchange Ratio;

"**Resulting Issuer Share**" has the meaning ascribed thereto in section 2.1(f)(ii) hereof;

"**Resulting Issuer Warrants**" means common share purchase warrants to purchase Resulting Issuer Shares to be issued to the holders of the Aleafia Warrants in replacement for their Aleafia Warrants in accordance with the Exchange Ratio;

"**Securities Authorities**" means the applicable securities commissions or similar securities regulatory authorities in each of the Reporting Jurisdictions, and the TSXV;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval available at www.sedar.com;

"**Subco**" means 2412550 Ontario Inc., a corporation incorporated under the laws of Province of Ontario, and a Subsidiary of CMC;

"**Subco Shares**" means the Class A common shares in the capital of Subco;

"**Subsidiary**" has the meaning ascribed thereto in the OBCA;

"**Taxes**" has the meaning ascribed thereto in section 3.1(r) hereof;

"**TSXV**" means TSX Venture Exchange; and

"**Vendor Take-Back Mortgage**" means the vendor take-back mortgage and related general security agreement granted by 755064 to Frank Macdonald and Jacqueline Visconti on December 11, 2017 in the amount of $4 million in relation to Aleafia's purchase of all the issued and outstanding shares of 755064 and 755064's purchase of the Property on such date.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles and Sections refer to Articles and Sections of and to this Agreement in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario sitting in and for the judicial district of Toronto in respect of all matters arising under or in relation to this Agreement.

1.7 Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

ARTICLE 2
THE BUSINESS COMBINATION

2.1 Business Combination Steps

Aleafia and Canabo agree to effect the combination of their respective businesses and assets by way of a series of steps or transactions including the Financing, the Amalgamation, the Aleafia Director Appointments and the Canabo Name Change, and the Continuance, in the order and as contemplated herein. Each Party hereby agrees that as soon as reasonably practicable after the date hereof or at such other time as is specifically indicated below in this 2.1, and subject to the terms and conditions of this Agreement, it shall take the following steps indicated for it:

(a) Aleafia shall duly call and convene the Aleafia Meeting (or in the alternative, Aleafia may obtain approval of the Aleafia Shareholders by consent resolution) not later than February 28, 2018 at which the Aleafia Shareholders will be asked to approve the Amalgamation described in this Agreement and the Amalgamation Agreement (together, the "**Documents**"), and Aleafia shall use all

commercially reasonable efforts to obtain the approval of the Aleafia Shareholders for the foregoing matters;

(b) Canabo will cause CMC, as the sole shareholder of Subco, to approve the Amalgamation described in this Agreement and the Documents;

(c) Aleafia shall use commercially reasonable efforts to complete the Financing;

(d) Following the receipt of shareholder approval at the Aleafia Meeting, the closing of the Financing, and immediately prior to the filing of the Articles of Amalgamation, Canabo shall take all necessary corporate steps to complete the Canabo Name Change;

(e) Aleafia and Subco shall amalgamate by way of statutory amalgamation under Section 174 of the OBCA on the terms and subject to the conditions contained in the Documents and Aleafia and Canabo further agree that the Effective Date shall occur within five (5) Business Days following the later of: (i) the receipt of shareholder approval by the Aleafia Shareholders of the special business at the Aleafia Meeting; (ii) the receipt of shareholder approval by CMC; (iii) the closing of the Financing; and (iv) the satisfaction or waiver of all conditions imposed herein and by the TSXV or any other regulatory requirements;

(f) the Parties shall cause the Articles of Amalgamation to be filed to effect the Amalgamation, pursuant to which:

(i) Aleafia and Subco will amalgamate under the provisions of the OBCA and continue as one amalgamated corporation, being Amalco;

(ii) subject to section 2.1(g), holders of outstanding Aleafia Shares (including Aleafia Shares issued under the Financing) shall receive one (1) Canabo Share for each Aleafia Share held (such ratio being the "**Exchange Ratio**"), and each such Canabo Share, after giving effect to the completion of the Business Combination, is herein called a "**Resulting Issuer Share**";

(iii) Resulting Issuer Options and Resulting Issuer Warrants (including Aleafia Warrants issued under the Financing) shall be issued to the holders of the Aleafia Options and Aleafia Warrants, respectively, in exchange and replacement for, on an equivalent basis, such Aleafia Options and Aleafia Warrants, which shall thereby be cancelled;

(iv) each outstanding Subco Share will be exchanged for Amalco Shares on the basis of one (1) Amalco Share for each Subco share;

(v) as consideration for the issuance of the Resulting Issuer Shares to the holders of Aleafia Shares to effect the Amalgamation, Amalco will issue to the Resulting Issuer one (1) fully paid Amalco Share for each Resulting Issuer Share so issued;

(vi) all of the property and assets of each of Aleafia and Subco will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Aleafia and Subco; and

(vii) Amalco will be a wholly-owned Subsidiary of Canabo;

(g) in accordance with section 9.5, Aleafia Shares which are held by a Dissenting Shareholder shall not be converted as prescribed by section 2.1(f)(ii). However, if a Dissenting Shareholder fails to perfect or effectively withdraws its claim under Section 185 of the OBCA or forfeits its right to make a claim under Section 185 of the OBCA or if its rights as a shareholder of Aleafia are otherwise

reinstated, such Dissenting Shareholder's Dissenting Aleafia Shares shall thereupon be deemed to have been converted as of the Effective Date as prescribed by section 2.1(f)(ii);

(h) immediately following the filing of the Articles of Amalgamation to effect the Amalgamation, Canabo will: (i) reconstitute its board of directors to give effect to the Aleafia Director Appointments, and (ii) file a notice of alteration to give effect to the Canabo Name Change;

(i) as soon as practicable after the Effective Date, in accordance with normal commercial practice and section 2.2(f), the Resulting Issuer shall issue or cause to be issued certificates, DRS Statements or electronic positions within CDS representing the appropriate number of the Resulting Issuer Shares to the former Aleafia Shareholders. No fractional Resulting Issuer Shares will be delivered to any Aleafia Shareholder otherwise entitled thereto and instead the number of Resulting Issuer Shares to be issued to each former Aleafia Shareholder will be rounded down to the nearest whole number; and

(j) the Parties shall take any other action and do anything, including the execution of any other agreements, documents or instruments, that are necessary or useful to give effect to the Business Combination.

2.2 Implementation Covenants

(a) **Preparation of Aleafia Meeting Documentation.** Aleafia shall duly prepare documentation required in connection with the Aleafia Meeting, and deliver such documentation to Aleafia Shareholders.

(b) **Preparation of Canabo Meeting Documentation.** Canabo shall duly prepare documentation required in connection with the Canabo Meeting, and deliver such documentation to Canabo Shareholders.

(c) **Listing.** Canabo shall use all commercially reasonable efforts to have the issuance of all the Resulting Issuer Shares, including those issuable upon exercise of the Resulting Issuer Convertible Securities, accepted by the TSXV.

(d) **Preparation of Filings.** Aleafia and Canabo shall cooperate in the preparation of any documents and taking of all actions reasonably deemed by Aleafia or Canabo to be necessary to discharge their respective obligations under applicable Laws in connection with the Business Combination and all other matters contemplated in the Documents, and in connection therewith:

(i) each of Aleafia and Canabo shall furnish to the other all such information concerning it and its shareholders as may be required to effect the actions described in this Article 2, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Business Combination will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used;

(ii) Aleafia and Canabo shall each promptly notify the other if at any time before the Effective Date it becomes aware that the any disclosure document filed in connection with the Business Combination contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the disclosure document. In any such event, Aleafia and Canabo shall cooperate in the preparation of a supplement or amendment to such disclosure document, as required and as the case may be, and, if required, shall cause the same to be filed with the applicable Securities Authorities; and

(iii) each of Aleafia and Canabo shall ensure that any such disclosure document complies with all applicable Laws and, without limiting the generality of the foregoing, that the disclosure document does not contain any untrue statement of a material fact or omit to state a material fact with respect to itself required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(e) **Amalgamation Agreement, etc.** The Parties hereby acknowledge that the Amalgamation Agreement shall be substantially in the form attached as Schedule "A" to this Agreement. Subco shall, subject to the terms and conditions of this Agreement and subject to and following the receipt of all Regulatory Approvals, deliver to Aleafia the duly executed Articles of Amalgamation and related documents which will be filed by Aleafia with the Director.

(f) **Resulting Issuer Shares and Procedures.**

(i) On the Effective Date: (i) the Aleafia Shareholders (other than Dissenting Shareholders who are ultimately entitled to be paid fair value for their Dissenting Aleafia Shares) shall be deemed to be the registered holders of the Resulting Issuer Shares to which they are entitled hereunder; (ii) the Resulting Issuer shall deposit such Resulting Issuer Shares with the Depositary and/or the electronic positions representing such Resulting Issuer Shares with CDS, as applicable, to satisfy the consideration issuable to such Aleafia Shareholders; and (iii) certificates formerly representing Aleafia Shares which are held by such Aleafia Shareholders shall cease to represent any claim upon or interest in Aleafia other than the right of the registered holder to receive the number of Resulting Issuer Shares to which it is entitled hereunder, all in accordance with the provisions of the Amalgamation Agreement.

(ii) As soon as reasonably practicable after the Effective Date, the Depositary will forward to, or hold for pick-up by, each former Aleafia Shareholder that submitted a duly completed Letter of Transmittal or DRS Statements or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the Aleafia Shares held by such Aleafia Shareholder or such other evidence of ownership of such Aleafia Shares as is satisfactory to the Depositary, acting reasonably, (i) the certificates or DRS Statements representing the Resulting Issuer Shares to which such Aleafia Shareholder is entitled, in accordance with its Letter of Transmittal, or (ii) confirmation of a non-certificated electronic position transfer in CDS representing the Resulting Issuer Shares to which such Aleafia Shareholder is entitled, in accordance with its Letter of Transmittal, all in accordance with the provisions of the Amalgamation Agreement.

(iii) CMC, as the registered holder of the Subco Shares, shall be deemed to be the registered holder of the Amalco Shares to which it is entitled hereunder and CMC shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled hereunder. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by CMC will be evidence of CMC's right to be registered as a shareholder of Amalco. Share certificates evidencing Subco Shares shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number Amalco Shares to which it is entitled pursuant to the terms hereof and the Amalgamation.

(g) **Resulting Issuer Options and Warrants**

(i) As soon as practicable after the Effective Date, the Depositary will forward to, or hold for pick-up by, each former Aleafia Warrant holder that submitted a duly completed Letter of Transmittal or DRS Statements or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the Aleafia Warrants held by such Aleafia Warrant holder or such other evidence of ownership of such Aleafia Warrants as is satisfactory to the Depositary, acting reasonably, (i) the certificates or DRS Statements representing the Resulting Issuer Warrants to which such Aleafia Warrant holder is entitled, in accordance with its Letter of Transmittal, or (ii) confirmation of a non-

certificated electronic position transfer in CDS representing the Resulting Warrants to which such Aleafia Warrant holder is entitled, in accordance with its Letter of Transmittal, all in accordance with the provisions of the Amalgamation Agreement.

(ii) As soon as practicable after the Effective Date, the Resulting Issuer will arrange for the exchange of the Aleafia Options for an equivalent number of Resulting Issuer Options, all in accordance with the provisions of the Amalgamation Agreement.

(iii) As soon as practicable after the Effective Date, the Resulting Issuer will arrange for the hiring of the resigning directors of Canabo, namely, Dr. Danial Schecter, Dr. A. Neil Smith, Ian Klassen and Alistair MacLennan, as consultants of the Resulting Issuer.

2.3 Board of Directors and Senior Officers

Each of the Parties hereby agrees that upon completion of the Business Combination and giving effect to the Aleafia Director Appointments, and subject to approval by the TSXV, the board of directors and senior officers of the Resulting Issuer shall initially consist of the following:

Name	Title
Hon. Julian Fantino	Executive Chairman and Director
Raf Souccar	President, Chief Executive Officer and Director
Garry Stewart	Chief Financial Officer
Hon. Gary T. Goodyear	Chief Operating Officer & Vice-President Research and Director
John Philpott	Executive Vice-President and Director
Michael Verbora	Director

The current board of directors of Canabo consists of four (4) directors, namely, Dr. Danial Schecter, Dr. A. Neil Smith, Ian Klassen and Alistair MacLennan, and initially Dr. Danial Schecter and Dr. A. Neil Smith will resign as at the Effective Time, and the Hon. Julian Fantino and Raf Souccar will be immediately appointed to the board of directors of the Resulting Issuer to fill the two (2) casual vacancies created. Immediately following this change, Ian Klassen and Alistair MacLennan will next resign, and John Philpott and Dr. Michael Verbora will be immediately appointed to the board of directors of the Resulting Issuer to fill the two (2) casual vacancies created. The new board of directors of the Resulting Issuer will then immediately appoint the Hon. Gary T. Goodyear as an additional director, for a total of three (3) nominees by Aleafia to be appointed as of the Effective Time, and two (2) nominees of Canabo remaining on the board as named above. Two additional nominees of Aleafia, including William Stewart, will be proposed as directors of the Resulting Issuer for election by the shareholders after the Effective Date at the Canabo Meeting as a post-closing matter under Section 8.2 below.

Each of the Parties will cause their nominees to execute and deliver personal information forms and such other documents required for completion of the Amalgamation in accordance with the policies of the TSXV.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Aleafia

Aleafia hereby represents and warrants to Canabo, and acknowledges that Canabo is relying upon such representations and warranties in connection with the entering into of this Agreement, as follows:

(a) Aleafia has been duly incorporated and is validly existing under the laws of the Province of Ontario and is current and up-to-date with all filings required to be made by it in such jurisdiction;

(b) 755064 is the only Subsidiary of Aleafia. 755064 has been duly incorporated and is validly existing under the laws of its jurisdiction of formation and is current and up-to-date with all filings required to be made by it in such jurisdiction, all of the issued shares in the capital of 755064 are owned directly or indirectly by Aleafia, free and clear of any pledge, lien, security interest, charge, claim or encumbrance or in relation to inter-corporate security, and neither Aleafia nor 755064 is a party or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any securities of any of 755064 or securities convertible into or exchangeable for any securities of 755064;

(c) Aleafia has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(d) the authorized capital of Aleafia consist of an unlimited number of Aleafia Shares, of which, at the date hereof, there are 73,670,000 Aleafia Shares issued and outstanding; except for such Aleafia Shares and the Aleafia Convertible Securities, Aleafia has no other securities issued and outstanding at the date hereof;

(e) Neither Aleafia nor 755064 is a party to and has not granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Aleafia Shares or any shares of 755064, or securities convertible into or exchangeable for Aleafia Shares or any Subsidiary other than: (i) under the terms of the Aleafia Convertible Securities (ii) any other securities to be issued pursuant to the Financing;

(f) Aleafia is not a reporting issuer nor an associate of any reporting issuer (as defined in the *Securities Act* (Ontario) or the *Securities Act* of any other province of Canada) and the Aleafia Shares do not trade on any exchange;

(g) each of Aleafia and 755064 has all requisite corporate capacity, power and authority, and possesses all material certificates, authority, permits and licenses issued by the appropriate state, provincial, municipal or federal regulatory agencies or bodies necessary to conduct the business as now conducted by Aleafia on a consolidated basis, and to own its assets, and is in compliance in all material respects with such certificates, authorities, permits or licenses. Neither Aleafia nor 755064 has received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, finding or ruling, would materially and adversely affect the conduct of the business, operations, financial condition, income or future prospects of Aleafia on a consolidated basis. Neither Aleafia nor 755064 knows of any claim or basis for any claim that might or could adversely affect the right thereof to use or otherwise exploit its rights under the LP License and neither Aleafia nor 755064 has any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person (other than mandatory payments to the appropriate state, provincial, municipal or federal regulatory agencies or bodies under the LP License and applicable laws) with respect thereto;

(h) other than the Vendor Take-Back Mortgage, each of Aleafia and 755064 is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or

demands whatsoever, other than those reflected or reserved against it in the Aleafia Financial Statements;

(i) each of the Documents has been or at the Effective Time will be, duly authorized, and with respect to this Agreement, executed and delivered by Aleafia and constitutes a valid and binding obligation of Aleafia enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of Aleafia, other than the submission of the Amalgamation to the Aleafia Shareholders, is necessary to authorize this Agreement and the transactions contemplated hereby;

(j) the entering into and the performance by Aleafia of the Business Combination contemplated in the Documents: (a) do not require any consent, approval, authorization or order of any court or governmental agency, body or Governmental Authority, except that which may be required under applicable corporate and securities legislation and the policies of the TSXV; (b) will not contravene any statute or regulation of any Governmental Authority which is binding on Aleafia or 755064 where such contravention would have a Material Adverse Effect; and (c) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of Aleafia or 755064 or any mortgage, note, indenture, contract or agreement instrument, lease or other document to which Aleafia or 755064 is a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect;

(k) except as disclosed to Canabo in writing, there are no legal, regulatory, governmental or similar proceedings pending or, to the knowledge of Aleafia, contemplated or threatened, to which Aleafia or 755064 is a party or to which the property of Aleafia or 755064 is subject;

(l) the unaudited consolidated financial statements of Aleafia for the period from incorporation to December 31, 2017 and the notes thereto (the "**Aleafia Financial Statements**") present fairly, in all material respects, the financial position of Aleafia and 755064 as at such date, and do not omit to state any material fact that is required by applicable Laws to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(m) except as disclosed to Canabo in writing, there are no plans for retirements, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation incentive or otherwise contributed to or required to be contributed to, by Aleafia or 755064 for the benefit of any current or former director, officer, employee or consultant of Aleafia or 755064;

(n) each of Aleafia and 755064 maintains insurance against loss or damage in respect of its assets, business and operations, with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses;

(o) except as disclosed to Canabo in writing, Aleafia is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of Aleafia or 755064;

(p) Aleafia and 755064 own and possess adequate enforceable rights to use all trademarks, patents, copyrights and trade secrets used or proposed to be used in the conduct of the business

thereof and, except as disclosed to Canabo in writing and to the best of Aleafia's knowledge, after due inquiry, neither Aleafia nor 755064 is infringing upon the rights of any other person with respect to any such trademarks, patents, copyrights or trade secrets and, no person has infringed any such trademark, patents, copyrights or trade secrets;

(q) there are no material liabilities of Aleafia or 755064 whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Aleafia Financial Statements except for those incurred in the ordinary course of business as of the date hereof;

(r) all taxes (including income taxes, capital tax, payroll taxes, employer health taxes, workers' compensation payments, property taxes, sales, use, goods and services taxes, value-added taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable by Aleafia and 755064 have been paid or provision made therefor in the Aleafia Financial Statements except where the failure to pay such Taxes would not result in a Material Adverse Effect for Aleafia or 755064. All tax returns, declarations, remittances and filings required to be filed by Aleafia and 755064 have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of Aleafia, no examination of any tax return of Aleafia or 755064 is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by Aleafia and 755064. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Aleafia or 755064;

(s) there is no person, firm or company acting or purporting to act at the request of Aleafia who is or will be entitled to any brokerage or finder's fee in connection with the transactions contemplated herein, except for the investment dealers which will act as agents in connection with the Financing and will receive compensation from Aleafia in such capacities in accordance with the terms of the Financing;

(t) each of Aleafia and 755064 has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business and with all Laws material to its operation, and neither Aleafia nor 755064 has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the licenses, leases or other instruments conferring rights to Aleafia or 755064 for the conduct of their business;

(u) to the knowledge of Aleafia, after due inquiry, all activities of Aleafia and 755064 have been, up to and including the date hereof, conducted in compliance, in all material respects, with any and all applicable Laws;

(v) to the knowledge of Aleafia, any and all material agreements pursuant to which Aleafia or 755064 holds any of their material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, neither Aleafia nor 755064 is in default of any of the material provisions of any such agreements including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, Aleafia is not aware of any material disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and concessions pursuant to which Aleafia and 755064 derive their interests in such material assets are in good standing and there has been no material default under any such leases, licenses and concessions and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(w) except as disclosed in the Aleafia Financial Statements, neither Aleafia nor 755064 has any loan or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is defined in the *Income Tax Act* (Canada));

(x) to the knowledge of Aleafia, there are no outstanding labour disputes, (whether filed or lodged with Aleafia or 755064 or any other person or organization), pending labour disruptions or pending unionization with respect to Aleafia or 755064;

(y) neither Aleafia nor 755064 is bound by or a party to any collective bargaining agreement;

(z) there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Aleafia or 755064 is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of Aleafia or 755064 or the payment of dividends by Aleafia or 755064 to the holders of their securities;

(aa) other than the Vendor Take-Back Mortgage or except as disclosed in the Aleafia Financial Statements, neither Aleafia nor 755064 is party to any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money ("**Debt Instrument**") or any agreement contract or commitment to create, assume or issue any Debt Instrument;

(bb) neither Aleafia nor 755064 is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Aleafia or 755064 to compete in any line of business, or to transfer or move any of its assets (other than the LP License) or operations or which materially or adversely affects the business practices, operations or condition of Aleafia or 755064 or which would prohibit or restrict Aleafia from entering into and completing the Business Combination;

(cc) neither Aleafia nor 755064 is a party to any agreement, nor is Aleafia or 755064 aware of any agreement, which in any manner affects the voting control of any of the Aleafia Shares or other securities of Aleafia or 755064;

(dd) neither Aleafia nor 755064 is aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of Aleafia or 755064 taken as a whole or the legal environments under which Aleafia and 755064 operate;

(ee) no representation, warranty or statement of Aleafia in this Agreement contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading;

(ff) the corporate records and minute books of Aleafia and 755064 contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since their respective dates of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed; and

(gg) Canabo shall have the benefit of the representations and warranties made by Aleafia to the Agents and set forth in the Agency Agreement. Such representations and warranties shall form an integral part of this Agreement and shall survive the closing of the Financing and shall continue in full force and effect for the benefit of Canabo in accordance with the Agency Agreement and this Agreement.

3.2 Representations and Warranties of Canabo

Canabo hereby represents and warrants to Aleafia, and acknowledges that Aleafia is relying upon these representations and warranties in connection with the entering into of this Agreement, as follows:

(a) Canabo has been duly incorporated and is validly existing under the laws of the Province of British Columbia and is current and up-to-date with all filings required to be made by it in such jurisdiction;

(b) Subco and CMC are the only Subsidiaries of Canabo (the "**Canabo Subsidiaries**"). Each Canabo Subsidiary has been duly incorporated and is validly existing under the laws of its jurisdiction of formation and is current and up-to-date with all filings required to be made by it in such jurisdiction, all of the issued shares in the capital of each of the Canabo Subsidiaries are owned directly or indirectly by Canabo, free and clear of any pledge, lien, security interest, charge, claim or encumbrance or in relation to inter-corporate security, and neither Canabo nor any Canabo Subsidiary is a party or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any securities of any of Canabo or any of the Canabo Subsidiaries or securities convertible into or exchangeable for any securities of Canabo or any of the Canabo Subsidiaries;

(c) Canabo has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(d) the authorized capital of Canabo consists of an unlimited number of Canabo Shares, of which 37,962,461 Canabo Shares are currently issued and outstanding; except for such Canabo Shares, the Canabo Warrants, the Canabo Options, the Canabo RSUs, and 3,579,317 common shares which may be issuable under certain contractual commitments of Canabo, Canabo has no other securities outstanding nor is it a party to or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Canabo Shares or securities convertible into or exchangeable for Canabo Shares;

(e) on the Effective Date, the Resulting Issuer Shares will be duly and validly issued and outstanding as fully paid and non-assessable and the Resulting Issuer Convertible Securities will be duly and validly created and issued;

(f) Canabo is a reporting issuer, or the equivalent thereof, in the provinces of British Columbia and Alberta (collectively, the "**Reporting Jurisdictions**") and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the Securities Authorities in such provinces, and no order ceasing, halting or suspending trading in securities of Canabo or prohibiting the distribution of such securities has been issued to and is outstanding against Canabo and no investigations or proceedings for such purposes are, to the knowledge of Canabo, pending or threatened;

(g) since October 31, 2017, Canabo has not entered into any contract in respect of its business or assets, other than in the ordinary course of business, and has continued to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and without limitation but subject to the above exceptions, has maintained payables and other liabilities at levels consistent with past practice, not engaged or committed to engage in any extraordinary material transactions and has not made or committed to make distributions, dividends or special bonuses, other than for greater certainty certain Personnel Obligations under pre-existing arrangements not exceeding $585,500.00, plus 140,000 Canabo Shares to fulfill the Canabo RSUs, all of which to be paid and issued as the case may be by Canabo prior to the Effective Date;

(h) Canabo is in compliance in all material respects with all its disclosure obligations under applicable Laws and all documents filed by Canabo pursuant to such obligations are in compliance in all material respects with applicable Laws and, other than in respect of documents that have been amended or refiled did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(i) Canabo and each Canabo Subsidiary has all requisite corporate capacity, power and authority, and possesses all material certificates, authority, permits and licenses issued by the appropriate state, provincial, municipal or federal regulatory agencies or bodies necessary to conduct the business as now conducted by it and to own its assets and is in compliance in all material respects with such certificates, authorities, permits or licenses. Canabo has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, finding or ruling, would materially and adversely affect the conduct of the business, operations, financial condition, income or future prospects of Canabo and each Canabo Subsidiary;

(j) Canabo and each Canabo Subsidiary is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those reflected or reserved against it in the Canabo Financial Statements;

(k) each of the Documents has been, or at the Effective Time will be, duly authorized and, with respect to this Agreement, executed and delivered by Canabo and constitutes a valid and binding obligation of Canabo enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of Canabo, other than the approval of the matters for which shareholder approval is to be sought at the Canabo Meeting in accordance with this Agreement, is necessary to authorize this Agreement and the transactions contemplated hereby;

(l) the entering into and the performance by Canabo and Subco of the transactions contemplated in the Documents:

(i) do not require any consent, approval, authorization or order of any court or governmental agency or body, except that which may be required under applicable corporate and securities legislation and the policies of the TSXV;

(ii) will not contravene any statute or regulation of any governmental authority which is binding on Canabo or Subco where such contravention would have a Material Adverse Effect; and

(iii) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of Canabo or Subco or any mortgage, note, indenture, contract or agreement, instrument, lease or other document to which Canabo or Subco is or will be a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect;

(m) there are no legal or governmental proceedings pending or, to the knowledge of Canabo, contemplated or threatened, to which Canabo or a Canabo Subsidiary is a party or to which the property of Canabo or a Canabo Subsidiary is subject;

(n) the audited annual financial statements of Canabo for the year ended October 31, 2016 and the notes thereto and the unaudited condensed interim consolidated financial statements of Canabo as at July 31, 2017 and 2016 and the notes thereto (collectively, the "**Canabo Financial Statements**"), in each case, have been prepared in accordance with IFRS, present fairly, in all material respects, the financial position of Canabo as at such date, and do not omit to state any material fact that is required by IFRS or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(o) except as disclosed in the Canabo Financial Statements and in subparagraph 3.2(g) above, there are no plans for retirements, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation incentive or otherwise contributed to or required to be contributed to, by Canabo or any Canabo Subsidiary for the benefit of any current or former director, officer, employee or consultant of Canabo or any Canabo Subsidiary;

(p) Canabo and each Canabo Subsidiary maintains insurance against loss or damage in respect of its assets, business and operations, with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses;

(q) Canabo and each Canabo Subsidiary owns and possesses adequate enforceable rights to use all trademarks, patents, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the best of Canabo's knowledge, after due inquiry, neither Canabo nor any Canabo Subsidiary is infringing upon the rights of any other person with respect to any such trademarks, patents, copyrights or trade secrets and, no person has infringed any such trademark, patents, copyrights or trade secrets;

(r) there are no material liabilities of Canabo or any Canabo Subsidiary whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Canabo Financial Statements except for those incurred in the ordinary course of business as of the date hereof;

(s) except as disclosed in the Canabo Financial Statements, neither Canabo nor any of the Canabo Subsidiaries has engaged in any transaction with any non-arm's length person;

(t) all Taxes due and payable by Canabo and each Canabo Subsidiary have been paid or provision made therefor in the financial statements of Canabo except for where the failure to pay such Taxes would not result in a Material Adverse Effect for Canabo. All tax returns, declarations, remittances and filings required to be filed by Canabo and each Canabo Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of Canabo, no examination of any tax return of Canabo or any Canabo Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by Canabo or any Canabo Subsidiary. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Canabo or any Canabo Subsidiary;

(u) there is no person, firm or company acting or purporting to act at the request of Canabo who is entitled to any brokerage or finder's fee in connection with the transactions contemplated in the Documents, other than Numus Financial Inc. ("Numus"), which will be entitled to a finder's fee not exceeding $595,350, payable in cash or up to 50% of the fee in Canabo Shares at the election of Numus, with any Canabo Shares issuable being value at $1.25 per share;

(v) Canabo and each of the Canabo Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business and with all Laws material to its operation and neither Canabo and the Canabo Subsidiaries have received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any concessions, licenses, leases or other instruments conferring rights to Canabo or the Canabo Subsidiaries;

(w) to the knowledge of Canabo, after due inquiry, all activities of Canabo and the Canabo Subsidiaries have been, up to and including the date hereof, conducted in compliance, in all material respects, with any and all applicable Laws;

(x) to the knowledge of Canabo, any and all material agreements pursuant to which Canabo or the Canabo Subsidiaries holds any of their material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, neither Canabo nor any Canabo Subsidiary is in default of any of the material provisions of any such agreements including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, Canabo is not aware of any material disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and concessions pursuant to which Canabo and the Canabo Subsidiaries derive their interests in such material assets are in good standing and there has been no material default under any such leases, licenses and concessions and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(y) except as disclosed in the Canabo Financial Statements, neither Canabo nor any Canabo Subsidiary has any loan or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is defined in the *Income Tax Act* (Canada));

(z) to the knowledge of Canabo, there are no outstanding labour disputes, (whether filed or lodged with Canabo or any Canabo Subsidiaries or any other person or organization), pending labour disruptions or pending unionization with respect to Canabo or the Canabo Subsidiaries;

(aa) neither Canabo nor any of the Canabo Subsidiaries is bound by or a party to any collective bargaining agreement;

(bb) since the date of its incorporation Canabo has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on Canabo Shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any Canabo Shares or securities or agreed to do any of the foregoing;

(cc) there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Canabo or any Canabo Subsidiaries is a party any restriction upon or impediment to, the declaration or payment of dividends by the directors of Canabo or any Canabo Subsidiaries or the payment of dividends by Canabo or any Canabo Subsidiaries to the holders of its securities;

(dd) there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Canabo or any Canabo Subsidiary is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of Canabo or any Canabo Subsidiary or the payment of dividends by Canabo or the Canabo Subsidiaries to the holders of their securities;

(ee) except as disclosed in the Canabo Financial Statements, Canabo is not a party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument;

(ff) except to the extent that Canabo must comply with the policies of the TSXV, neither Canabo nor any Canabo Subsidiary is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Canabo or any Canabo Subsidiary to compete in any line of business, or to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of Canabo or any Canabo Subsidiary or which would prohibit or restrict Canabo from entering into and completing the Business Combination;

(gg) the corporate records and minute books of Canabo contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since its date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed;

(hh) no representation, warranty or statement of Canabo or Subco in the Documents contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading;

(ii) neither Canabo nor any Canabo Subsidiary is a party to any agreement, nor is Canabo aware of any agreement, which in any manner affects the voting control of any of the Canabo Shares or other securities of Canabo or any Canabo Subsidiary;

(jj) neither Canabo nor any Canabo Subsidiary is aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of Canabo or the Canabo Subsidiaries taken as a whole or the legal environments under which Canabo and the Canabo Subsidiaries operate;

(kk) no representation, warranty or statement of Canabo in this Agreement contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading;

(ll) the corporate records and minute books of Canabo and the Canabo Subsidiaries contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since their respective dates of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed; and

(mm) Aleafia shall have the benefit of the representations and warranties made by Canabo to the Agents and set forth in the Agency Agreement. Such representations and warranties shall form an integral part of this Agreement and shall survive the closing of the Financing and shall continue in full force and effect for the benefit of Aleafia in accordance with the Agency Agreement and this Agreement.

3.3 Survival

For greater certainty, the representations and warranties of each of Aleafia and Canabo contained herein shall survive the execution and delivery of this Agreement and shall terminate and be extinguished on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 4
CONDUCT OF BUSINESS

4.1 Conduct of Business by the Parties

Except as required by Law or is otherwise expressly permitted or specifically contemplated by this Agreement, each of the Parties covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective Time or the time that this Agreement is terminated by its terms, unless each of the other Parties shall otherwise agree in writing:

(a) it shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and it shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships and it shall not, and shall cause its Subsidiaries to not, without the prior written consent of the other Parties, enter into any contract in respect of its business or assets, other than in the ordinary course of business, and without limitation but subject to the foregoing, shall maintain payables and other liabilities at levels consistent with past practice, shall not engage or commit to engage in any extraordinary material transactions and shall not make or commit to make distributions, dividends or special salaries or bonuses, without the prior written consent of the other Parties; and

(b) other than as contemplated by this Agreement, it shall not directly or indirectly do or permit to occur any of the following:

(i) amend its Governing Documents;

(ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than inter-corporate loans and advances;

(iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares other than, in the case of Aleafia: (A) in connection with the Financing, including the Aleafia Warrants; (B) the issuance of Aleafia Shares upon the exercise of any Aleafia Options; and (C) the grant or exercise of stock options other than the Aleafia Options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the date hereof for directors, officers, employees or consultants;

(iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

(v) split, combine or reclassify any of its shares;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of itself or any of its Subsidiaries; or

(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

ARTICLE 5
COVENANTS

5.1 Waiver of Notice of Subco Shareholder Meeting and Resolution in Lieu of Meeting by Canabo

Canabo, as sole shareholder of Subco, shall waive notice of and its attendance at a meeting of the shareholders of Subco to approve the Amalgamation and shall sign a resolution in writing of the sole shareholder of Subco approving the Amalgamation.

5.2 Representations and Warranties

(a) Aleafia covenants and agrees that from the date hereof until the termination of this Agreement it shall not, and shall ensure that its Subsidiary does not, take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in section 3.1 being untrue in any material respect.

(b) Canabo covenants and agrees that, from the date hereof until the termination of this Agreement it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in section 3.2 being untrue in any material respect.

5.3 Notice of Material Change

(a) From the date hereof until the termination of this Agreement, each Party shall promptly notify the other Party in writing of:

(i) any material change (actual, anticipated, contemplated or, to the knowledge of such Party or any of its Subsidiaries, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of such Party and its Subsidiaries, taken as whole;

(ii) any change in the facts relating to any representation or warranty set out in sections 3.1 or 3.2 hereof, as applicable, which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(iii) any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

(b) Each of the Parties shall in good faith discuss with the other any change in circumstances (actual, anticipated, contemplated or, to its knowledge of its or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other pursuant to this section.

5.4 Non-Solicitation

None of the Parties shall solicit any offers to purchase its shares or assets and neither of Canabo nor Aleafia will initiate or encourage any discussions or negotiations with any third party with respect to such a transaction or amalgamation, merger, take-over, plan of arrangement or similar transaction during the period commencing on the date hereof and ending on the termination of this Agreement (excluding, for greater certainty, any solicitations by Aleafia of offers to purchase subscription receipts under the Financing). The Parties shall immediately cease and cause to be terminated any existing discussions or negotiations with any third party related to any of the foregoing. In the event any of the Parties is approached in respect of any such transaction, it shall immediately notify the other.

5.5 Other Covenants

Each of the Parties covenants and agrees that it shall:

(a) use all commercially reasonable efforts to consummate the Business Combination, subject only to the terms and conditions hereof and thereof;

(b) use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals;

(c) not, other than in connection with the Business Combination, split, consolidate or reclassify any of its outstanding securities, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding securities; and

(d) not, other than in connection with the Business Combination, reorganize, amalgamate or merge with any other person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition or other transaction would reasonably be expected to prevent or materially delay the Business Combination contemplated hereby.

ARTICLE 6
MUTUAL COVENANTS

6.1 Other Filings

The Parties shall, as promptly as practicable hereafter, prepare and file all filings required under any securities Laws, the rules of the TSXV or any other applicable Laws relating to the Business Combination contemplated hereby.

6.2 Additional Agreements

Subject to the terms and conditions of this Agreement and subject to fiduciary obligations under applicable Laws, each of the Parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Business Combination contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals from other Parties to material agreements, leases and other contracts or agreements;

(b) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Business Combination contemplated hereby;

(c) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Business Combination contemplated hereby;

(d) to effect all necessary registrations and other filings and submissions of information requested by the TSXV;

(e) to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities; and

(f) to fulfill all conditions and satisfy all provisions of this Agreement.

For purposes of the foregoing, the obligation to use "**commercially reasonable efforts**" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other Parties.

ARTICLE 7
CONDITIONS AND CLOSING MATTERS

7.1 Mutual Conditions Precedent

The respective obligations of the Parties hereto to complete each step of the Business Combination contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of the Parties:

(a) there shall not be in force any order or decree restraining or enjoining the consummation of the Business Combination;

(b) Canabo shall have completed the Canabo Name Change;

(c) this Agreement shall not have been terminated pursuant to Article 9;

(d) all Regulatory Approvals (including TSXV approvals) and corporate approvals shall have been obtained;

(e) each Party shall not have entered into any transaction or contract which would have a material effect on the financial and operational condition, or the assets of each Party, excluding those transactions or contracts undertaken in the ordinary course of business, without first discussing and obtaining the approval of the other Party;

(f) the requisite approval of the shareholders of Aleafia of the Amalgamation shall have been obtained; and

(g) the Financing shall have been completed.

If any of the above conditions shall not have been complied with or waived by the Parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then a Party may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Party terminating the Agreement. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by a Party of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such defaulting Party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

7.2 Additional Conditions Precedent to the Obligations of Aleafia

The obligations of Aleafia to complete the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Aleafia and may be waived by Aleafia and any one or more of which, if not satisfied or waived, will relieve Aleafia of any obligation under this Agreement):

(a) on or prior to the Effective Date, and effective upon completion of the Amalgamation, the directors and officers of Canabo referred to in section 2.3 shall have tendered their resignations and provided mutual releases in a form acceptable to Aleafia and the board of directors of Canabo, subject to the approval of the TSXV, shall have been reconstituted, and the officers shall have been appointed, as set forth in section 2.3;

(b) no Material Adverse Change with respect to Canabo shall have occurred between the date hereof and the Effective Date;

(c) Canabo shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of Canabo contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching Party shall have had three days to cure such misrepresentation, breach or non-performance), and the CEO of Canabo or another officer satisfactory to Aleafia shall so certify immediately prior to the Effective Date; and

(d) the Canabo board of directors, and the Subco board of directors as necessary, shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Canabo to permit the consummation of the Business Combination and the transactions contemplated therewith.

If any of the above conditions shall not have been complied with or waived by Aleafia on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section 7.2(c), Aleafia may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Aleafia. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Aleafia of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, Aleafia shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

7.3 Additional Conditions Precedent to the Obligations of Canabo

The obligations of Canabo to complete each step of the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Canabo and may be waived by Canabo and any one or more of which, if not satisfied or waived, will relieve Canabo of any obligation under this Agreement):

(a) no Material Adverse Change with respect to Aleafia or 755064 taken as a whole shall have occurred between the date hereof and the Effective Date;

(b) Aleafia shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of Aleafia contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching Party shall have had three days to cure such misrepresentation, breach or nonperformance), and the President of Aleafia or another officer satisfactory to Canabo shall so certify immediately prior to the Effective Date; and

(c) the board and the shareholders of Aleafia shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Aleafia to permit the consummation of the Amalgamation, the Business Combination and the transactions contemplated therewith.

If any of the above conditions shall not have been complied with or waived by Canabo on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section 7.3(b), Canabo may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Canabo or Subco. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Canabo or Subco of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, neither Party shall rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

7.4 Merger of Conditions

The conditions set out in sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released by the Parties on the filing of the Articles of Amalgamation with the Director and such other documents as are required to be filed under the OBCA for acceptance by the Director to give effect to the Amalgamation.

7.5 Closing Matters

The completion of the transactions contemplated under this Agreement shall be effected via electronic exchange or at the offices of Aleafia's counsel, Gowling WLG (Canada) LLP, at 10:00 a.m. (Toronto time) on the Effective Date.

ARTICLE 8
POST-CLOSING MATTERS

8.1 TSXV Tier 1 Application

It is expected that the Resulting Issuer will initially be listed on the TSXV as a Tier 1 Life Sciences issuer; and, if not, then forthwith after the Effective Date, the board of directors of the Resulting Issuer covenants to make application to the TSXV to become a Tier 1 Life Sciences issuer.

8.2 Canabo Meeting

At the first Canabo Meeting following the Effective Date, the board of directors of the Resulting Issuer will ensure that the following matters are presented to the shareholders for their consideration and, if appropriate, approval with or without amendment:

(a) the Continuance;

(b) the Aleafia Director Appointments; and

(c) the appointment of MNP LLP as auditors of the Resulting Issuer.

ARTICLE 9
TERMINATION, AMENDMENT AND DISSENTING SHAREHOLDERS

9.1 Termination

This Agreement may be terminated by written notice promptly given to the other Party hereto, at any time prior to the Effective Date:

(a) by mutual agreement in writing by the Parties; or

(b) as set forth in sections 7.1, 7.2 and 7.3 of this Agreement.

9.2 Effect of Termination

In the event of the termination of this Agreement as provided in section 9.1 hereof, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Canabo or Aleafia hereunder except as set forth in section 9.3 hereof and this section 9.2, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any Party from liability for any breach of this Agreement.

9.3 Fees and Expenses

Each of Aleafia and Canabo shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) incurred in connection with the Completion of the Business Combination, including without limitation, expenses related to the preparation, execution and delivery of all agreements including, without limitation, this Agreement and other documents referenced herein.

9.4 Amendment

This Agreement may, at any time on or before the Effective Date be amended by mutual agreement between the Parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties hereto.

9.5 Dissenting Shareholders

On the earlier of the Effective Date, the making of an agreement between a Dissenting Shareholder and Aleafia for the purchase of their Dissenting Aleafia Shares or the pronouncement of a court order pursuant to Section 185 of the OBCA, a Dissenting Shareholder shall cease to have any rights as a Aleafia Shareholder other than the right to be paid the fair value of its Dissenting Aleafia Shares in the amount agreed to or as ordered by the court, as the case may be. Notwithstanding anything in this Agreement to the contrary, Dissenting Aleafia Shares which are held by a Dissenting Shareholder shall not be exchanged for Canabo Shares on the Effective Date as provided in section 2.1 hereof. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws the Dissenting Shareholder's claim under Section 185 of the OBCA or otherwise forfeits the Dissenting Shareholder's right to make a claim under Section 185 of the COCA, the Dissenting Shareholder's Dissenting Aleafia Shares shall thereupon be deemed to have been exchanged as of the Effective Date for Resulting Issuer Shares on the basis set forth in section 2.1 hereof.

9.6 Waiver

A Party may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive compliance with any of the other Party's agreements or the fulfillment of any of its conditions contained herein or (iii) waive inaccuracies in another Party's representations or warranties contained herein or in any document delivered by the other Party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 10
GENERAL

10.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered

personally or sent by e-mail or sent by prepaid overnight courier to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

if to Aleafia:

Aleafia Inc.
8810 Jane Street – 2nd Floor
Concord, ON L4K 2M9

Attention:	Hon. Julian Fantino, Executive Chairman
E-mail:	julian.fantino@aleafiainc.com

with a copy to:

Gowling WLG (Canada) LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1G5

Attention:	Jason A. Saltzman
Facsimile:	(416) 862-7661
E-mail:	Jason.saltzman@gowlingwlg.com

if to Canabo or Subco:

Canabo Medical Inc.
Suite 280
1090 West Georgia Street
Vancouver, BC V6E 3V7

Attention:	John Philpott, Chief Executive Officer
E-mail:	johnphilpott@cmclinic.ca

with a copy to:

Salley Bowes Harwardt LLP
1185 W. Georgia Street, Suite 1750
Vancouver, BC V6E 4E6

Attention:	Paul A. Bowes
E-mail:	pab@sbh.bc.ca

10.2 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

10.3 Complete Agreement

This Agreement sets forth the entire understanding between the Parties hereto and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof, including but not limited to, the letter of intent dated December 22, 2017, between Aleafia and Canabo. No other agreements, representations, warranties or other

matters, whether oral or written, shall be deemed to bind the Parties hereto with respect to the subject matter hereof.

10.4 Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.5 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.6 Counterpart Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

10.7 Investigation by Parties

No investigations made by or on behalf of either Party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other Party in or pursuant to this Agreement.

10.8 Public Announcement; Disclosure and Confidentiality

(a) Unless and until the transactions contemplated in this Agreement will have been completed, none of the Parties shall make any public announcement concerning this Agreement or the matters contemplated herein, their discussions or any other memoranda, letters or agreements between them relating to the matters contemplated herein without the prior consent of the other Parties, which consent shall not be unreasonably withheld, provided that no party shall be prevented from making any disclosure which is required to be made by law or any rules of a stock exchange or similar organization to which it is bound.

(b) All information provided to or received by the parties hereunder shall be treated as confidential ("**Confidential Information**"). Subject to the provisions of this Section, no Confidential Information shall be published by any party hereto without the prior written consent of the others, but such consent in respect of the reporting of factual data shall not be unreasonably withheld. The consent required by this Section shall not apply to a disclosure to: (a) comply with any applicable laws, stock exchange rules or a regulatory authority having jurisdiction; (b) a director, officer or employee of a party; (c) an affiliate (within the meaning of the OBCA) of a party; (d) a consultant, contractor or subcontractor of a party that has a bona fide need to be informed; or (e) any third party to whom the disclosing party may assign any of its rights under this Agreement; provided, however, that in the case of subsection (e) the third party or parties, as the case may be, agree to maintain in confidence any of the Confidential Information so disclosed to them.

(c) The obligations of confidence and prohibitions against use of Confidential Information under this Agreement shall not apply to information that the disclosing party can show by reasonable

documentary evidence or otherwise: (a) as of the date of this Agreement, was in the public domain; (b) after the date of this Agreement, was published or otherwise became part of the public domain through no fault of the disclosing party or an affiliate thereof (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); or (c) was information that the disclosing party or its affiliates were required to disclose pursuant to the order of any Governmental authority or judicial authority.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized officers as of the day and year first above written.

CANABO MEDICAL INC.

Per:

John Philpott
Chief Executive Officer

2412550 ONTARIO INC.

Per:

John Philpott
Chief Executive Officer

ALEAFIA INC.

Per:

Hon. Julian Fantino
Executive Chairman

SCHEDULE A
AMALGAMATION AGREEMENT

(Attached)

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made as of the • day of •, 2018,

AMONG:

CANABO MEDICAL INC.,
a corporation incorporated under the laws of British Columbia
("**Canabo**");

- and -

2412550 ONTARIO INC.
a corporation incorporated under the laws of the Province of Ontario
("**Subco**");

- and -

ALEAFIA INC.,
a corporation incorporated under the laws of the Province of Ontario
("**Aleafia**");

WHEREAS Aleafia and Canabo have agreed to combine their businesses and assets pursuant to the Business Combination Agreement;

AND WHEREAS Aleafia and Subco are each incorporated under the OBCA;

AND WHEREAS Subco is a wholly-owned subsidiary of Canabo;

AND WHEREAS the authorized capital of Aleafia consists of an unlimited number of Aleafia Shares, of which • Aleafia Shares are issued and outstanding at the date hereof as fully paid and non-assessable shares;

AND WHEREAS the authorized capital of Subco consists of an unlimited number of Subco Shares, of which 100 Subco Shares are issued and outstanding at the date hereof as fully paid and non-assessable shares, all of which are owned beneficially and of record by Canabo;

AND WHEREAS pursuant to the Amalgamation, and subject to the terms of the Business Combination Agreement, Aleafia and Subco shall amalgamate and continue as Amalco, which shall become a wholly-owned subsidiary of Canabo, and Canabo shall issue to each Aleafia Shareholder one (1) Canabo Share for each one (1) Aleafia Share held;

AND WHEREAS Aleafia, Canabo and Subco have each made full disclosure to the other of all their respective assets and liabilities;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement, including the recitals hereto, the following words and expressions shall have the respective meanings ascribed to them below:

"**Agreement**" means this agreement, its recitals and exhibits, as the same may be amended, modified or supplemented from time to time;

"**Aleafia Shares**" means the common shares in the capital of Aleafia;

"**Aleafia Shareholder**" means a registered holder of Aleafia Shares, from time to time, and "**Aleafia Shareholders**" means all of such holders.

"**Amalco**" means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

"**Amalco Shareholder**" means a registered holder of Amalco Shares, from time to time, and "**Amalco Shareholders**" means all of such holders;

"**Amalco Shares**" means the common shares in the share capital of Amalco;

"**Amalgamating Corporations**" means Aleafia and Subco and "**Amalgamating Corporation**" means either of them as applicable;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations pursuant to the provisions of the OBCA in the manner contemplated in and pursuant to this Agreement;

"**Articles of Amalgamation**" means the articles of amalgamation giving effect to the Amalgamation to be filed with the Director appointed under the OBCA pursuant to this Agreement, in the form annexed hereto as Exhibit "A";

"**Business Combination Agreement**" means the business combination agreement dated as of January 31, 2017 between Aleafia and Canabo;

"**Canabo Name Change**" means, subject to the completion of the Amalgamation, a change in the name of Canabo to "Aleafia Group Inc." or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Canabo following the Amalgamation;

"**Canabo Shares**" means the common shares in the capital of Canabo;

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**CDS**" means CDS Clearing and Depositary Services Inc.;

"**Certificate of Amalgamation**" means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

"**Depositary**" means Computershare Trust Company at its principal office in Vancouver, British Columbia, which is also the transfer agent and registrar for the Canabo Shares;

"**Director**" means the Director appointed under Section 278 of the OBCA;

"**Dissenting Shareholder**" means a registered Aleafia Shareholder who, in connection with the special resolution of the Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its Aleafia Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA;

"**Effective Date**" means the date shown on the Certificate of Amalgamation;

"**fair value**" where used in relation to a Aleafia Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 185 of the OBCA or as agreed between Aleafia and the Dissenting Shareholder;

"**Letter of Transmittal**" means a letter of transmittal to be sent to holders of Aleafia Shares for use in connection with the Amalgamation and in order to receive the Canabo Shares to which they are entitled after giving effect to the Amalgamation;

"**Parties**" means Aleafia, Subco and Canabo, and "**Party**" means each of them as applicable;

"**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity, and pronouns have a similarly extended meaning;

"**Subco**" means 2412550 Ontario Inc., a corporation incorporated under the OBCA;

"**Subco Shares**" means the Class A common shares in the capital of Subco;

"**Subco Shareholder**" means the registered holder of Subco Shares, being Canabo;

2. Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Business Combination Agreement, the provisions of this Agreement shall prevail.

3. Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation such that the Amalgamating Corporations shall amalgamate to create and continue as Amalco under the provisions of Section 174 of the OBCA, on the terms and conditions set out in this Agreement.

4. Filing of Articles

Following the approval of this Agreement by the shareholders of the Amalgamating Corporations in accordance with the OBCA, and in accordance with the terms and conditions of the Business Combination Agreement, including the satisfaction or waiver of all conditions precedent set forth in the Business Combination Agreement, Aleafia shall file the Articles of Amalgamation with the Director as provided under the OBCA.

5. Conditions Precedent to the Amalgamation

The Amalgamation is subject to the satisfaction or waiver by the party entitled to make such waiver, of the conditions precedent set forth in Article 7 of the Business Combination Agreement. The signing and delivery of the Articles of Amalgamation by Aleafia and Subco shall be conclusive evidence that such conditions have been satisfied to the satisfaction of Aleafia and Canabo, or waived by the party entitled to make such waiver, and that Aleafia and Subco may amalgamate in accordance with the provisions of this Agreement.

6. Amalgamation Events

Pursuant to the Amalgamation, on the Effective Date:

(a) each issued and outstanding Aleafia Share held by each Dissenting Shareholder will become an entitlement to be paid the fair value of such share;

(b) each issued and outstanding Subco Share shall be exchanged for one (1) fully paid and non-assessable Amalco Share;

(c) each issued and outstanding Aleafia Share (other than those held by Dissenting Shareholders) shall be exchanged for one (1) fully paid and non-assessable Canabo Share;

(d) each issued and outstanding Aleafia Option and Aleafia Warrant, including Aleafia Warrants issued under the Financing, shall be exchanged, on an equivalent basis, for Resulting Issuer Options and Resulting Issuer Warrants, as the case may be;

(e) as consideration for the issuance of Canabo Shares in exchange for the Aleafia Shares, Amalco shall issue to Canabo one (1) Amalco Share for each Canabo Share so issued;

(f) Aleafia and Subco shall be amalgamated and continue as Amalco;

(g) all of the property and assets of each of Aleafia and Subco shall be the property and assets of Amalco and Amalco shall be liable for all of the liabilities and obligations of each of Aleafia and Subco, including civil, criminal and quasi criminal, and all contracts, liabilities and debts of Subco and Aleafia;

(h) all rights of creditors against the property, assets, rights, privileges and franchises of Subco and Aleafia and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Subco and Aleafia shall thenceforth attach to and be enforced against Amalco; and

(i) no action or proceeding by or against Subco or Aleafia shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of Subco or Aleafia, as the case may be.

7. Articles of Amalgamation

The Articles of Amalgamation of Amalco shall be in the form annexed hereto as Exhibit "A".

8. Name

The Name of Amalco shall be "Aleafia Inc." or such other name as mutually agreed to by the Parties.

9. Registered Office

Until changed in accordance with the OBCA, the registered office of Amalco shall be in the Province of Ontario.

10. Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of Amalco Shares, the rights, privileges, restrictions and conditions attaching to which shall be as set out in the Articles of Amalgamation annexed hereto as Exhibit "A".

11. Share Transfer Restrictions

The Amalco Shares shall be subject to restrictions on transfer as set out in the Articles of Amalgamation annexed hereto as Exhibit "A".

12. Business

There shall be no restrictions on the business which Amalco is authorized to carry on or the powers which Amalco may exercise.

13. Number of Directors

The board of directors of Amalco shall consist of not less than one (1) and not more than ten (10) directors, the exact number of which shall be determined by the directors from time to time.

14. First Directors

The first director of Amalco shall be the persons whose names and residential addresses appear below:

Name	Address	Resident Canada
Raf Souccar	**[Redacted]**	Yes

The above directors shall hold office from the Effective Date until the first annual meeting of Amalco Shareholders or until his successor is elected or appointed.

15. By-laws

The by-laws of Amalco shall be, to the extent not inconsistent with this Agreement, the by-laws of Aleafia, until repealed or amended.

16. Fractional Shares

No fractional Canabo Shares or Amalco Shares will be issued or delivered to any former Aleafia Shareholders or the former Subco Shareholder otherwise entitled thereto, if any. Instead, the number of Canabo Shares or Amalco Shares issued to each former holder of Aleafia Shares or Subco Shares will be rounded down to the nearest whole number.

17. Stated Capital

The stated capital account in the records of Amalco for the Amalco Shares shall be equal to the stated capital attributed to the Aleafia Shares and the Subco Shares, determined immediately before the Amalgamation.

18. Delivery of Securities Following Amalgamation as soon as Practicable After the Effective Date:

(a) Amalco shall issue certificates representing the appropriate number of Amalco Shares to the former Subco Shareholder. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by the former Subco Shareholder will be evidence of the former Subco Shareholder's right to be registered as a shareholder of Amalco. Share certificates formerly representing Subco Shares which are held by the former Subco Shareholder shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number Amalco Shares to which it is entitled pursuant to the terms hereof; and

(b) in accordance with normal commercial practice, Canabo shall issue or cause to be issued certificates, direct registration statements or electronic positions within CDS representing the appropriate number of Canabo Shares (post-Canabo Name Change) to the former Aleafia Shareholders (other than Dissenting Shareholders) by: (i) depositing such Canabo Shares with

the Depositary and/or the electronic positions representing such Canabo Shares with CDS (in the name of the Depository), as applicable, to satisfy the consideration issuable to such Aleafia Shareholders; and (ii) as soon as reasonably practicable after the Effective Date, causing the Depositary to forward to, or hold for pick-up by, each former Aleafia Shareholder that submitted a duly completed Letter of Transmittal or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the Aleafia Shares held by such Aleafia Shareholder or such other evidence of ownership of such Aleafia Shares as is satisfactory to the Depositary, acting reasonably, (A) the certificates representing the Canabo Shares to which such Aleafia Shareholder is entitled, in accordance with its Letter of Transmittal (or other evidence of entitlement), or (B) confirmation of a non-certificated electronic position transfer in CDS representing the Canabo Shares to which such Aleafia Shareholder is entitled, in accordance with its Letter of Transmittal. Share certificates formerly representing Aleafia Shares which are held by the former Aleafia Shareholders shall cease to represent any claim upon or interest in Aleafia other than the right of the registered holder to receive the number of Canabo Shares to which it is entitled pursuant to the terms hereof.

19. Negative Covenants

From the date hereof to and including the Effective Date, each of Aleafia, Subco and Canabo covenants that it will not:

(a) reserve, allot, create, issue or distribute any of its securities, other than: (i) securities issuable upon the exercise, conversion or exchange of previously issued securities including, in the case of Aleafia, the Aleafia Warrants (all as defined in the Business Combination Agreement); (ii) stock options granted under its stock option plan; (iii) securities to be issued pursuant to employee purchase plans; or (iv) securities to be issued in order to effect the transactions described in the Business Combination Agreement;

(b) declare or pay dividends on any of its shares other than as has been publicly disclosed as of the date hereof or make any other issue, payment or distribution to the holders of its securities including, without limitation, the issue, payment or distribution of any of its assets or property to such holders;

(c) authorize or take any action to amalgamate, merge, reorganize, effect an arrangement, liquidate, dissolve, wind-up or transfer all or substantially all of its undertaking or assets to another corporation or entity;

(d) reclassify any outstanding securities or change such securities into other shares or securities or subdivide, redivide, reduce, combine or consolidate such securities into a greater or lesser number of securities, effect any other capital reorganization or amend the designation of or the rights, privileges, restrictions or conditions attaching to such securities, other than in order to effect the transactions described in the Business Combination Agreement;

(e) amend its articles or by-laws, other than in order to effect the transactions described in the Business Combination Agreement; or

(f) enter into any transaction, or take any other action, out of the ordinary course of its business, other than in order to effect the transactions described in the Business Combination Agreement.

20. Termination

Subject to the terms of the Business Combination Agreement, this Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the

approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation. If this Agreement is terminated pursuant to this section, this Agreement shall forthwith become void and of no further force and effect.

21. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario sitting in and for the judicial district of Toronto in respect of all matters arising under or in relation to this Agreement.

22. Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Amalgamation Agreement.

23. Time of the Essence

Time shall be of the essence of this Agreement.

24. Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

25. Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective on this date.

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized officers as of the day and year first above written.

CANABO MEDICAL INC.

Per: ______________________________

John Philpott
Chief Executive Officer

2412550 ONTARIO INC.

Per: ______________________________

John Philpott
Chief Executive Officer

ALEAFIA INC.

Per: ______________________________

Hon. Julian Fantino
Executive Chairman

EXHIBIT "A"
ARTICLES OF AMALGAMATION

(TO BE INSERTED)

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